Exhibit (a)(3)

March 12, 2010

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU
REJECT ICAHN’S OFFER AND NOT TENDER YOUR SHARES

Dear Fellow Lionsgate Shareholder:

On March 1, 2010, certain entities affiliated with Carl C. Icahn (the “Icahn Group”), commenced an unsolicited partial tender offer to purchase up to 13,164,420 common shares of Lions Gate Entertainment Corp. (“Lionsgate”) for U.S.$6.00 per share. The Icahn Group currently owns approximately 18.74% of Lionsgate’s outstanding shares and, if they acquire the additional shares for which they are making their offer, they will own approximately 29.9% of Lionsgate’s total outstanding shares.

After careful consideration, including a thorough review of the Icahn Group’s offer by the Special Committee of the Board and by the Board in consultation with their financial and legal advisors, the Board, by a unanimous vote of the directors present, determined that the Icahn Group’s unsolicited partial tender offer is financially inadequate and coercive and is not in the best interests of Lionsgate and its shareholders and other stakeholders. The Board strongly recommends that all Lionsgate shareholders NOT tender their shares into the Icahn Group’s offer.

In reaching its recommendation, the Board and the Special Committee took into account numerous factors including those described in the enclosed Schedule 14D-9 filing and directors’ circular. Among those factors are:

•	The Icahn Group’s offer does not reflect the full value of the shares. The price offered by the Icahn Group does not reflect significant value that senior management, under the direction of the Board, has built over the past 10 years and the significant additional value that the Board and senior management believe would result from the continued implementation of Lionsgate’s business plan. Among other things:

•	Lionsgate has created one of the only motion picture businesses with a significant presence in the action, horror, African-American, independent and prestige segments of the market. Lionsgate’s theatrical business typically acquires, produces and releases approximately 12 to 15 films per year under a disciplined financial model and has achieved profitability on approximately 70% of its theatrical releases over the past 10 years, one of the highest success rates in the industry.

•	Through a series of successful acquisitions and additions from recent television and theatrical productions, Lionsgate has built a 12,000-title library that has generated an average of $267 million in annual revenue over the past three years.

•	Lionsgate has diversified its business through a disciplined combination of organic growth and acquisitions, including acquisitions in television. The television business has achieved an approximately 40% compounded annual growth rate over the past 11 years and has been led by such hit shows as “Mad Men,” “Weeds” and “Nurse Jackie,” which have achieved critical acclaim, cult followings and economic success.

The Icahn Group’s offer price of $6.00 per share is a 28.5% discount to the average price targets of Wall Street analysts for Lionsgate shares as of March 4, 2010.

•	The offer is financially inadequate. In connection with its review of the offer, the Special Committee received a written opinion dated March 10, 2010 from its independent financial advisor, Perella Weinberg Partners LP, to the effect that as of such date and based upon and subject to the matters stated in its opinion, the consideration to be paid in the offer is inadequate, from a financial point of view, to the shareholders (other than the Icahn Group and its affiliates). A copy of the opinion of Perella Weinberg is included in the enclosed Schedule 14D-9 filing and directors’ circular. The opinion does not constitute a recommendation to Lionsgate shareholders as to whether they should tender their shares pursuant to the offer.

•	As the owner of 29.9% of Lionsgate’s outstanding shares, the Icahn Group would likely have the power to effectively veto certain significant transactions and other matters requiring approval by a special resolution of shareholders. The Icahn Group has indicated that it is making the offer “in the hope of having a greater opportunity to participate in decisions regarding major acquisitions and other matters that would affect Shareholders.” The nature of the conditions in the offer suggest that the Icahn Group may be seeking to exert its influence in respect of a wide range of matters. If the Icahn Group acquires the additional shares for which the offer is made, it would have the ability to effectively “veto” matters that need to be approved by a special resolution of shareholders, which include, among other things, certain changes to Lionsgate’s articles, including share capital rights and restrictions, governance issues such as shareholder meeting and proxy procedures, and certain acquisitions, business combinations and reorganizations. This veto right could preclude future transactions in which shareholders of Lionsgate might otherwise receive a substantial control premium for their shares.

•	The purchase price offered by the Icahn Group represents an effort to acquire control of Lionsgate without paying a control premium. As noted above, if the offer is successfully completed, the Icahn Group would acquire the ability, without paying an appropriate control premium, to effectively control a range of significant decisions that may be made by Lionsgate. In effect, the Icahn Group is seeking to acquire control of Lionsgate for a total offer price of less than $80 million.

•	The acquisition by the Icahn Group of 29.9% of Lionsgate’s outstanding shares would constitute an event of default under Lionsgate’s credit facilities. Under the terms of Lionsgate’s credit facilities, the acquisition of ownership or control of more than 20% of the equity of Lionsgate by any person or group would constitute an event of default that would permit the lenders to accelerate the maturity of outstanding borrowings. Furthermore, in the event of a default under the credit facilities that was not waived or cured, the holders of certain outstanding notes issued by Lionsgate’s wholly owned subsidiary would have the right to accelerate the repayment of such notes. As of March 8, 2010, $472.1 million in total principal amount of such notes were outstanding and Lionsgate had borrowings of approximately $44 million outstanding under the credit facilities.

•	The Icahn Group lacks industry experience. To the knowledge of Lionsgate, the Icahn Group, which consists primarily of financial investors and is controlled by Carl Icahn, has limited experience in operating a business in Lionsgate’s industry. Despite this, the Icahn Group is seeking “a greater opportunity to participate in decisions regarding major acquisitions and other matters that would affect Shareholders”, including through the formation of, and representation on, a new “investment in films and television programs” capital allocation committee of the Board.

•	Icahn’s “partial bid” is inherently coercive to other shareholders. The Icahn Group’s offer forces shareholders to decide whether to accept the offer, reject the offer, sell into the market or maintain their position, without knowing the extent to which other shareholders will accept the offer or the price at which the shares will trade after the offer, the role that the Icahn group would play following the offer and the impact of that role on the value of the shares.

•	The offer is highly conditional and creates substantial uncertainty for Lionsgate’s shareholders. There are numerous conditions to the offer, many of which provide the Icahn Group with broad discretion to determine whether to proceed with the offer.

To limit the potential adverse impact on Lionsgate, its shareholders and other stakeholders of an accumulation of a significant interest in the shares through a transaction like the Icahn Group’s partial bid or other means that result in coercive or unfair attempts to take over Lionsgate without affording all shareholders the opportunity to sell all of their shares for fair value, the Board has also determined that it is in the best interests of Lionsgate, its shareholders and other stakeholders to adopt a shareholder rights plan and has authorized the issuance of one share purchase right for each outstanding share as of March 22, 2010 (and each share issued thereafter), in accordance with the rights plan. The Board has authorized the convening of a special meeting of shareholders on May 4, 2010 to confirm the implementation of the rights plan.

A complete discussion of these and the other significant factors contributing to the Board’s recommendation that shareholders not tender their shares in the Icahn Group’s offer, as well as more information on the rights plan and issuance of the rights, is included in the enclosed Schedule 14D-9 and directors’ circular. We urge you to read the Schedule 14D-9 and directors’ circular carefully and in their entirety so that you will be fully informed as to the Board’s recommendation. In addition, Lionsgate will file a proxy statement with the SEC and Canadian securities regulators in connection with the special meeting of shareholders. Any definitive proxy statement will be mailed to shareholders of Lionsgate. INVESTORS AND SECURITY HOLDERS OF LIONSGATE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain free copies of the Schedule 14D-9, directors’ circular, proxy statement and other documents filed with the SEC by Lionsgate through the website maintained by the SEC at www.sec.gov, and may obtain free copies of the directors’ circular and other documents filed with certain Canadian securities regular at www.sedar.com. In addition, the Schedule 14D-9, directors’ circular and other materials related to the Icahn Group’s unsolicited partial tender offer are available in the “Investors” section of Lionsgate’s website at www.lionsgate.com. If you have any questions concerning Lionsgate’s Schedule 14D-9 or directors’ circular or need additional copies of Lionsgate’s publicly-filed materials, please contact MacKenzie Partners, Inc. at 1-800-322-2885 (Toll-Free).

Lionsgate and certain of its directors and executive officers may be deemed to be participants under the rules of the SEC. Shareholders may obtain information regarding the names, affiliations and interests of Lionsgate’s directors and executive officers in Lionsgate’s Annual Report on Form 10-K filed with the SEC on June 1, 2009, as updated in Exhibit 99.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on October 13, 2009, and its proxy statement for the 2009 Annual Meeting filed with the SEC on August 17, 2009. To the extent that holders of Lionsgate securities have changed since the amounts printed in the proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available. These documents (when available) can be obtained free of charge from the sources indicated above.

We have appreciated and look forward to your continued support.

Sincerely,	Sincerely,
Jon Feltheimer	Michael Burns
Co-Chairman and Chief Executive Officer	Vice Chairman

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